AMERICAS GOLD AND SILVER ANNOUNCES STRONG FULL-YEAR 2025 RESULTS AND 2026 GUIDANCE
WITH ~30% ANNUAL PRODUCTION GROWTH

TORONTO, ONTARIO - March 30, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals and antimony producer, is pleased to report consolidated financial and operational results for the year ended December 31, 2025.

This earnings release should be read in conjunction with the Company's Management's Discussion and Analysis, Financial Statements, and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR+ profile at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov, and are also available on the Company's website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Highlights

  Consolidated attributable silver production increased 52% year-over-year as the impact of operational improvements and efficiencies continued at the Galena Complex in Idaho, while the Cosalá Operations progressed into the high-grade EC120 Project with pre-production of higher-grade development ore.
    Strong production results were achieved despite a total of 20 days of planned shutdowns at Galena to complete upgrades to the No. 3 Shaft and Coeur Shaft. Phase II of the Galena No. 3 Shaft upgrade remains on track for completion in 2Q 2026 which will increase total hoisting capacity to approximately 105 short tons per hour (stph), representing an approximate 160% increase in hoisting capacity compared to 40 stph in 2024 when the Galena turnaround project began. A major achievement.
    Consolidated silver production of 2.65 million ounces was realized during the year, or approximately 3.4 million silver equivalent1 ounces, including 9.3 million pounds of lead, and 2.0 million pounds of copper, an increase of 52% over 2024 consolidated attributable silver production.
    The Galena Complex produced approximately 1.5 million ounces of silver with more consistent access to the higher silver grade tetrahedrite ore, including 561,000 pounds of antimony.
    Major annual production record achieved with silver production at the Cosalá Operations increasing by 44% to record production of approximately 1.2 million ounces of silver in 2025.
  Significant safety milestone achieved during March by Galena Complex team with one full year and over 500,000 hours of work without a single lost time accident.
  Increase in consolidated revenue due to higher silver production and higher realized prices.
    Consolidated revenue, including by-product revenue, increased to $118 million for 2025 or 18% compared to $100 million for 2024 due to increased production and higher realized prices.

1 This is a supplementary or non-GAAP financial measure or ratio. See "Non-GAAP and Other Financial Measures" section for further information.

      Pre-production sales of EC120 silver-copper concentrate contributed $45 million to revenue in 2025, with commercial production declared at the start of 2026.
  Closed the strategic acquisition of the Crescent Mine in Idaho, USA alongside a concurrent heavily oversubscribed $132 million bought deal financing in December 2025.
  Closed Senior secured term loan facility for funds of up to $100 million entered into with SAF Group ("SAF") primarily to fund growth and development capital spending at the Galena Complex, with the first $50 million tranche of funds received in June 2025.
  Entered Multi-Metal Offtake Agreement in 2025 for Galena Concentrates with Ocean Partners for treatment of up to 100% of the polymetallic concentrates from the Company's Galena Complex at Teck Resources Limited's ("Teck") Trail Operations in Trail British Columbia. Guaranteeing processing capacity at a nearby smelter is critical as the Company executes its plans to significantly increase silver and by-product metal production over the next several years.
  Signed landmark joint venture agreement in February 2026 with United States Antimony ("U.S. Antimony") to construct and operate a new antimony processing facility in Idaho's Silver Valley, maximizing the financial potential of a critical by-product currently produced at Galena.
    The joint venture will be 51% owned by the Company and will provide a mine-to-finished antimony production solution to secure the supply chain for this critical mineral within the United States.
  Significant growth in consolidated silver Mineral Resources and grade (see Americas news release dated March 30, 2026, for more information).
  Consolidated 2026 production and cost guidance of 3.2 to 3.6 million ounces of silver at an average AISC1 of $30 to $35 per ounce sold. Consolidated capital expenditures are targeted to be between $90 to $120 million (including the Crescent Mine), and consolidated exploration capital is targeted to be between $15 to $20 million.
    Fiscal 2026 will see the execution of several major projects critical to the continued growth of Galena including completion of the upgrades to No 3. Shaft, construction and commissioning of the surface paste fill plant and the ramp up of long hole stoping at Galena as the mine transitions from conventional to mechanized mining.
    Fiscal 2026 is expected to be a pivotal year in infrastructure upgrades at Galena, building off the strong success of the work completed in 2025.
  Major milestone reached with addition to GDXJ Junior Gold Miners Index and the Solactive Global Silver Miners Index (SIL), two major global indexes for small-cap gold and silver miners.
  Largest exploration program in Americas' history announced in 2026 with approximately 64,000 metres to be drilled companywide. This record setting drill program builds on the outstanding high-grade drilling successes in 034 Vein and 149 Vein achieved during the 2025 drilling campaign including intercepts of 983 g/t over 3.4 meters at 034 Vein  and 24,913 g/t Ag and 16.9% Cu over 0.21 meters in the 149 Vein (see Americas news releases dated April 22, 2025 and August 22, 2025).
  Major mining, infrastructure project and development progress at Galena with nine long-hole stoping panels mined to designed widths and three new long-hole stopes in development (vs. no long-hole stoping in 2024), 200% improvement in remote mucking operations to 200 tonnes moved per shift from 50 tonnes moved with conventional methods in 2024, completion of a new Alimak ventilation raise, multi-level access point declines debottlenecking mining areas, major underground fleet overhaul and upgrades, the installation of a modern fibre-optic communications system and the arrival of parts for Phase Two of the No. 3 Shaft upgrade to be completed in April 2026.
  Significant long-term collective bargaining agreement at Galena Complex with the United Steel Workers Union covering all hourly employees for a 5-year term.

  Strong balance sheet with cash and cash equivalents balance of $129.8 million (a significant increase over $20.0 million in 2024) and working capital1 of $67.5 million as at December 31, 2025 (compared to a working capital deficit of $27.9 million as at December 31, 2024).
  Cost of sales1,2 per silver equivalent ounce produced, cash costs1, and all-in sustaining costs1 per silver ounce produced averaged $24.98, $25.69, and $32.95, respectively, in 2025.
  Net loss of $87.4 million ($0.33 per share) for 2025 (improved on a per share basis vs. a 2024 net loss of $49.0 million or $0.46 per share), with the increase dollar amount from 2024 primarily due to higher period and forward precious metals prices impacting metals based liabilities offset against gains recognized from a new from a new price protection program completed during the period.
  Adjusted loss1 for 2025 was $35.2 million ($0.13 per share) compared to an adjusted loss of $33.7 million or $0.32 per share for 2024 and Adjusted EBITDA1 for 2025 was a loss of $4.1 million ($0.02 per share) compared to adjusted EBITDA loss of $1.5 million or ($0.01 per share) for 2024 primarily due to higher net revenue from increased silver production and realized prices during the period offset by planned major operational spending as part of the strategic investment strategy at Galena to grow production.

Paul Andre Huet, Chairman and CEO, commented: "It has been just over one year since our new corporate and operational leadership team joined Americas Gold and Silver and I could not be more proud of the accomplishments of our entire company in setting up our operations in Idaho and Mexico for a sustained period of major growth ahead. From rigorous operational improvement studies to project design to executing major capital projects while strategically strengthening the balance sheet and securing critical new contracts and partnerships, we have done a lot in a very short period of time. Furthermore, all of this has been achieved with minimal impact on maintaining production growth and operational momentum. Now at the start of 2026, we have an excellent platform from which to continue to build substantial shareholder value. We have the people, the assets, and the financial strength to succeed. It has truly been a transformative year for Americas.

"The Galena Complex in Idaho's prolific Silver Valley has undergone a major transformation over the last 12 months. The mine has added numerous key personnel and new modern mining equipment, executed on foundational infrastructure projects, including shaft refurbishments and new mine communications systems, extensive mine development initiatives, and the acquisition of the nearby high-grade Crescent Mine. On the mining front, our investment in new equipment, improved mining practices and the transition to long-hole stoping has delivered outstanding results, with our team reporting a 200% increase in muck moving productivity per shift - a terrific first step as we continue to build momentum. Overall, the Galena team has performed at the highest level in terms of both safety and execution.

"In fact, earlier this month, the Galena team was recognized for reaching a significant safety milestone by achieving one full year and over 500,000 hours of work without a single lost time accident. Nothing makes me prouder of our team than doing things the right way, which always starts with the safety of our people. For an underground mining operation the size of Galena and with a workforce more than 200 strong, achieving a safety milestone of this magnitude speaks volumes about the professionalism and dedication of the team in how we approach our work each and every day.

"During 2025, we took major steps to further strengthen our balance sheet and to support ambitious growth-related capital investments. We entered into a senior secured debt facility with SAF for funds of up to $100 million, of which $50 million has been drawn, primarily to fund growth and development capital spending at the Galena Complex. In addition, our team executed the strategic acquisition of the nearby Crescent mine alongside a $132 million oversubscribed bought deal financing in December 2025, to finance the acquisition and fund capital development. Increased financial flexibility is a key pillar of our growth plans at the Galena Complex and beyond, and with a $130 million cash balance at year end, we are in an excellent financial position to achieve our goals.

"I continue to be impressed with the strength of our Cosalá Operations team. The operation has demonstrated a strong commitment to safe and profitable production, delivering record production of 1.2 million silver ounces in 2025 at a cash cost of $23 per ounce and an AISC of $27 per ounce. We look forward to continued steady performance at Cosalá, where the EC120 zone achieved commercial production at the start of 2026.

"Fiscal 2025 was a year to evaluate, redesign and begin the execution of our aggressive growth plan. In 2026, we will continue that momentum. Our 2026 production, cost, and capex guidance includes an aggressive plan to undertake the largest drilling campaign in Company history with a total of 64,000 meters to be drilled both as infill and exploration meters. For 2026, we expect to achieve consolidated silver production of between 3.2 million and 3.6 million ounces of silver at an AISC range of $30 to $35 per ounce sold. This production boost represents an approximate 30% increase over 2025 and over a 100% increase compared to 2024 - a major step forward. The work we will continue to execute on in 2026, including the final upgrades to No. 3 Shaft as well as the underground development and paste fill plant required to continue our transition to long-hole stoping, will set the stage for significant future growth in the years ahead. On the resource and exploration front, our success in the limited drilling during 2025 led to anin M&I Resources with a strong increase in grade at Galena. I am very excited to build off this success in 2026 with the largest drilling program in the Company's history.

"Overall, I am strongly encouraged by the progress the Americas Gold and Silver team has made in just a year across the business. With 2025 in the rear-view mirror, 2026 will be a year of continued growth and drilling investment into our flagship Galena Complex in Idaho and Cosalá operation in Mexico. We are also looking forward to progressing our antimony plant construction alongside our JV partners to unlock the additional critical metal value held in the ore we mine every day for our shareholders. I look forward to providing updates on what is clearly a wide range of exciting projects as the year progresses."

Consolidated Production

Consolidated silver production of approximately 2.65 million ounces during 2025 was higher than 2024 production of approximately attributable 1.7 million ounces due to higher grades at both operations, offset by lower tonnage. Pre-production of EC120 silver-copper concentrate contributed silver production of 1.0 million ounces during 2025. Production of both zinc and lead during the year were lower than fiscal 2024 due to lower tonnage of zinc-lead-silver San Rafael ore processed during 2025 as the Company developed and transitioned into the silver-copper EC120 orebody.

Consolidated cash costs and all-in sustaining costs for 2025 were $25.69 per silver ounce and $32.95 per silver ounce, respectively. Cash costs per silver ounce increased during the year primarily due to lower by-product credits and higher mining costs.

Galena Complex

During 2025, the Company continued to make significant advances at the Galena Complex and remains on track with its operational growth plan. The Galena Complex produced approximately 1.5 million ounces of silver in 2025, which was comparable to approximately 1.5 million ounces of silver produced in 2024 on a 100% basis (0.9 million ounces on an attributable basis). The mine also produced 7.5 million pounds of lead in 2025, compared to 10.0 million pounds of lead in 2024 (a 25% decrease in lead production). By product production levels may vary in the short term as mining and development activities focus on increasing tonnes from higher-grade, silver copper ore. Cash costs per ounce of silver increased to $28.04 in 2025 from $23.07 in 2024, primarily due to decreased lead production resulting in lower by-product credits during the period, and modest increases in salaries and employee benefits at the operations.

During 2025, the Company continued to make significant progress at the Galena Complex and remained on track with its operational growth plan in the areas of underground development and long-hole stoping; upgrading the underground fleet; advancing the No 3. shaft upgrade as well as mine modernization and communication.

Development activities advanced steadily supported by improved efficiencies in muck handling. A key contributor to these improvements was the successful extraction of a seventh long-hole panel at the Galena 49-130 stope. Remote mucking operations demonstrated a significant increase in productivity, with approximately 200 tonnes moved per shift compared to approximately 50 tonnes per shift using traditional underhand and overhand mining methods. The second long-hole panel from the first long-hole stope was also mined successfully, achieving planned widths. Three additional long-hole stopes are currently in development and are scheduled for mining in Q1 and Q2 of 2026. Construction of the Alimak ventilation raise was completed in the fourth quarter of 2025.

The 55-179 decline advanced toward the 55-198 and 55-165 stopes to support continued production in Q4-2025. The strategic location of this ramp provides access to multiple stopes-including 55-206, 55-198, 55-165, and 55-163-reducing development costs by enabling multiple mining fronts from a single access point. Of these, three stopes (55-206, 55-163, and 55-165) are planned to be mined using long-hole methods, representing a notable milestone given that no long-hole stopes were in operation at the end of fiscal 2024.

Major upgrades to the mine's legacy underground fleet also progressed during the year. Four new underground personnel carriers and two mine trucks have entered service, with an additional truck scheduled for delivery in Q2 2026. These units have already been deployed underground, with operational efficiencies beginning to materialize in early 2026. Two remote-capable Komatsu WX-04 loaders are now actively supporting the long-hole mining campaign. In addition, two 300-tonne ore bins were upsized to accommodate the new haul trucks, and new chutes were installed on the 5,500-level, with commissioning expected in Q2 2026.

Installation of a new fibre-optic and leaky-feeder communication system is underway in the No. 3 Shaft and across the 5,500-level. The first segment, extending to the 3,200-level, will provide the Galena Complex with its first underground internet connectivity. Completion of the system is expected in Q3 2026 and will support enhanced communication, automation of fans, pumps, and equipment, and overall improvements in underground operational control.

Components for Phase Two of the No. 3 Shaft upgrades arrived on site in mid-March 2026, with brake and Lilly upgrades scheduled for completion by the end of April 2026. This phase of improvements is expected to increase hoisting speeds in end zones, allowing for more efficient skipping of ore and waste material. Replacement of the Coeur hoist motor in Q4 2025 was completed successfully, enhancing operational redundancy and supporting a second means of egress.

Cosalá Operations

Silver production increased in 2025 by 44% to approximately 1.2 million ounces of silver compared to approximately 0.8 million ounces of silver in 2024, primarily due to higher grades and silver recoveries offset by lower tonnages during the period. A higher portion of the mill feed came from pre-production of the EC120 Project, which has higher silver grades and silver recoveries based on its minerology. The EC120 Project contributed approximately 1.0 million ounces of silver production in 2025 (1.2 million ounces of silver production project-to-date), as the Cosalá Operations milled and sold silver-copper concentrate during the EC120 Project's development phase, which contributed $44.8 million to net revenue during 2025. Lower milled tonnage from the zinc-lead-silver San Rafael Main Central orebody caused base metals production of zinc and lead to drop in 2025.

Cash costs per silver ounce increased during 2025 to $22.82 per ounce from $11.13 per ounce in 2024, primarily due to decreased zinc and lead production resulting in lower by-product credits during the period however overall revenue from all metals increased to $118 million from $100 million in 2024.

Outlook

Americas' consolidated production guidance for 2026 is a range between 3.2 million and 3.6 million ounces of silver at an AISC range of $30 to $35 per ounce sold. The high-end of 2026 production guidance represents a 33% increase compared to 2025 production of 2.65 million ounces (28% to the mid-point of 2026 guidance).

Table 1 - 2026 GUIDANCE

2026 PRODUCTION AND COSTS
Silver Production (millions of ounces)	3.2 - 3.6
All-in Sustaining Cost (AISC)[2,3,4] ($/oz sold)	30 - 35
CAPITAL INVESTMENTS ($ millions)
Sustaining Capital ($ millions - includes capitalized infill drilling)	30 - 40
Growth Capital ($ millions)	60 - 80
Total ($millions)	90 - 120

Notes to Table 1

  The Company's guidance assumes targeted mining rates and costs, availability of personnel, contractors, equipment and supplies, the receipt on a timely basis of required permits and licenses, cash availability for capital investments from cash balances, cash flow from operations, or from a third-party debt financing source on terms acceptable to the Company, no significant events which impact operations, an MXN$ to US$ exchange rate of 18 : 1. Assumptions used for the purposes of guidance may prove to be incorrect and actual results may differ from those anticipated. See below "Cautionary Statement Concerning Forward-Looking Statements".
  Non-IFRS: the definition and reconciliation of these measures are included in the Non-IFRS Measures section of Americas Gold and Silver's MD&A for the period ended December 31, 2025.
  By-product metals production is treated as a credit that is reflected in AISC.
  AISC calculations are for the operations only, and exclude non-cash share-based payments expense, and derivative settlements.

Americas' 2026 guidance incorporates the mine and development plans across its operations. At the Galena Complex in Idaho, guidance includes planned growth capital expenditures of $30 - $40 million at the Crescent Mine and planned mine development and shaft upgrades at the Galena Mine, required to incrementally increase production levels as the year progresses. The capital guidance includes further equipment additions at both the Galena Complex, and Cosalá and other growth-related expenditures. By the end of 2026, the Company expects the Galena Complex to reach substantially and sustainably higher production rates.

Exploration

Americas has identified multiple high priority exploration targets for 2026 as part of its significantly expanded $15 - $20 million exploration budget across both the Galena Complex (including the Crescent Mine) and Cosalá. The increase in the drilling represents the largest campaign in Company history with a total of approximately 64,000 meters to be drilled, inclusive of infill drilling. The increased exploration activity is driven by Company's targeted exploration drilling success in 2025 that identified several compelling discoveries requiring follow-up.

Conference Call Details

Date: March 30, 2026

Time:  10 a.m. (Eastern Time)

Webcast link:  https://www.gowebcasting.com/14653

Dial-In Toll Free Canada and USA:  1-800-715-9871

Dial-In International Toll Number:  +1 (647) 932-3411

A recording of the conference call will be available for replay through the above webcast link and on the events page of Americas website, or for a one-week period beginning at approximately 1:00 p.m. (Eastern Time) on March 30, 2026, through the following dial in numbers:

Replay dial in - North American callers please dial: 1-800-770-2030; Playback ID: 4755531#

Replay dial in - International callers please dial: 1-647-362-9a199; Playback ID: 4755531#

About Americas Gold and Silver Corporation

Americas Gold and Silver is a rapidly growing North American mining company producing silver, copper, and antimony from high-grade operations in the U.S. and Mexico. In December 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, in exchange becoming Americas' largest shareholder. This transaction consolidated Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In December 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 miles from Galena) with the world's 3rd highest-grade silver resource, creating significant potential future synergies through shared infrastructure and processing. In February 2026, Americas formed a 51/49 joint venture with US Antimony to build a new antimony processing hub at Galena, creating a U.S. "mine-to-finished product" antimony solution. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

Annual Filings

The Company refers to its audited consolidated financial statements for the fiscal year ended December 31, 2025, included in the Company's Annual Report on Form 40-F, which contained an audit report from its independent registered public accounting firm with a going concern qualification. Reference to this information is required by Section 610(b) of the NYSE American Company Guide. Such reference does not represent any change or amendment to any of the Company's filings for the fiscal year ended December 31, 2025.

For more information:

Maxim Kouxenko - Manager, Investor Relations

M: +1(647) 888-6458
E: ir@americas-gold.com
W: Americas-gold.com

Technical Information and Qualified Persons

The scientific and technical information relating to the Company's material mining properties contained herein has been reviewed and approved by Rick Streiff, Executive Vice President - Geology of the Company. Mr. Streiff is a "qualified person" for the purposes of NI 43-101. The Company's current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under-SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the Crescent Mine and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; statements relating to Americas' EC120 Project; and statements relating to implementation of, and the impact of new management on, the planned recapitalization of Galena Complex.  Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company's liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "potential', "estimate", "may", "assume", "would", "could", "seek", "propose" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors beyond the Company's ability to control or predict that may cause the actual results, level of activity, performance, or achievements of Americas or developments in the Company's business or in its industry to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas, these risks and uncertainties include risks relating to widespread interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company's projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company's consolidated financial statements, which are presented in accordance with IFRS, including the following:

  average realized silver, zinc and lead prices;
  cost of sales/Ag Eq oz produced;
  cash costs/Ag oz produced;
  all-in sustaining costs/Ag oz produced;
  working capital;
  EBITDA, adjusted EBITDA, and adjusted earnings; and
  silver equivalent production (Ag Eq).

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company's performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures "average realized silver price", "average realized zinc price" and "average realized lead price" because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

Reconciliation of Average Realized Silver, Zinc and Lead Prices1

	2025	2024
Gross silver sales revenue ('000)	$61,769	$62,052
Payable metals & fixed pricing adjustments ('000)	359	(17)
Payable silver sales revenue ('000)	$62,128	$62,035
Divided by silver sold (oz)	1,587,673	2,205,499
Average realized silver price ($/oz)	$39.13	$28.13

	2025	2024
Gross zinc sales revenue ('000)	$11,883	$37,878
Payable metals & fixed pricing adjustments ('000)	(26)	33
Payable zinc sales revenue ('000)	$11,857	$37,911
Divided by zinc sold (lb)	9,474,630	30,064,028
Average realized zinc price ($/lb)	$1.25	$1.26

	2025	2024
Gross lead sales revenue ('000)	$8,487	$18,208
Payable metals & fixed pricing adjustments ('000)	-	(11)
Payable lead sales revenue ('000)	$8,487	$18,197
Divided by lead sold (lb)	9,425,745	19,271,894
Average realized lead price ($/lb)	$0.90	$0.94

1 Excludes EC120 Project pre-production silver ounces sold from the Cosalá Operations.

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure "Cost of Sales/Ag Eq Oz Produced" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cost of operations. Silver equivalent production is based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced

	2025[1]	2024[1,2]
Cost of sales ('000)	$84,863	$82,740
Less non-controlling interests portion ('000)	-	(15,581)
Attributable cost of sales ('000)	84,863	67,159
Divided by silver equivalent produced (oz)	3,397,043	3,706,979
Cost of sales/Ag Eq oz produced ($/oz)	$24.98	$18.12

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced

	2025[1]	2024[1,2]
Cost of sales ('000)	$38,524	$42,554
Divided by silver equivalent produced (oz)	1,757,782	2,586,577
Cost of sales/Ag Eq oz produced ($/oz)	$21.92	$16.45

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced

	2025	2024[2]
Cost of sales ('000)	$46,339	$40,186
Divided by silver equivalent produced (oz)	1,639,261	1,830,191
Cost of sales/Ag Eq oz produced ($/oz)	$28.27	$21.96

1 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

2 Throughout this MD&A, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures "Cash Costs" and "Cash Costs/Ag Oz Produced" in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Changes in inventory and other indirect mining costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced

	2025[1]	2024[1]
Cost of sales ('000)	$84,863	$82,740
Less non-controlling interests portion ('000)	-	(15,581)
Attributable cost of sales ('000)	84,863	67,159
Smelting, refining & royalty expenses in CoS ('000)	(2,344)	(4,856)
Non-cash costs ('000)	1,603	879
Direct mining costs ('000)	$84,122	$63,182
Smelting, refining & royalty expenses ('000)	8,958	14,323
Less by-product credits ('000)	(25,087)	(47,230)
Cash costs ('000)	$67,993	$30,275
Divided by silver produced (oz)	2,646,293	1,739,272
Cash costs/Ag oz produced ($/oz)	$25.69	$17.41

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced

	2025[1]	2024[1]
Cost of sales ('000)	$38,524	$42,554
Smelting, refining & royalty expenses in CoS ('000)	(1,560)	(4,284)
Non-cash costs ('000)	2,056	547
Direct mining costs ('000)	$39,020	$38,817
Smelting, refining & royalty expenses ('000)	7,020	12,235
Less by-product credits ('000)	(18,905)	(41,865)
Cash costs ('000)	$27,135	$9,187
Divided by silver produced (oz)	1,189,196	825,097
Cash costs/Ag oz produced ($/oz)	$22.82	$11.13

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced

	2025	2024
Cost of sales ('000)	$46,339	$40,186
Smelting, refining & royalty expenses in CoS ('000)	(784)	(928)
Non-cash costs ('000)	(453)	569
Direct mining costs ('000)	$45,102	$39,827
Smelting, refining & royalty expenses ('000)	1,938	3,414
Less by-product credits ('000)	(6,182)	(8,770)
Cash costs ('000)	$40,858	$34,471
Divided by silver produced (oz)	1,457,097	1,494,385
Cash costs/Ag oz produced ($/oz)	$28.04	$23.07

1 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures "All-In Sustaining Costs" and "All-In Sustaining Costs/Ag Oz Produced" in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's total costs of producing silver from operations.

All-in sustaining costs is cash costs plus all sustaining development, capital expenditures, and exploration spending, excluding costs not related to current operations.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced

	2025[1]	2024[1]
Cash costs ('000)	$67,993	$30,275
Capital expenditures ('000)[2]	13,263	13,995
Exploration costs ('000)	5,945	4,655
All-in sustaining costs ('000)	$87,201	$48,925
Divided by silver produced (oz)	2,646,293	1,739,272
All-in sustaining costs/Ag oz produced ($/oz)	$32.95	$28.13

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced

	2025[1]	2024[1]
Cash costs ('000)	$27,135	$9,187
Capital expenditures ('000)[2]	1,315	5,781
Exploration costs ('000)	3,088	2,754
All-in sustaining costs ('000)	$31,538	$17,722
Divided by silver produced (oz)	1,189,196	825,097
All-in sustaining costs/Ag oz produced ($/oz)	$26.52	$21.48

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced

	2025	2024
Cash costs ('000)	$40,858	$34,471
Capital expenditures ('000)[2]	11,948	13,427
Exploration costs ('000)	2,857	3,108
All-in sustaining costs ('000)	$55,663	$51,006
Divided by silver produced (oz)	1,457,097	1,494,385
All-in sustaining costs/Ag oz produced ($/oz)	$38.20	$34.13

1 Throughout this MD&A, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

2 For fiscal 2025, capital expenditures exclude growth capital from the Galena Complex and Cosalá Operations, including capital spend on the EC120 Project.

Working Capital

The Company uses the financial measure "working capital" because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company's liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital

	2025	2024
Current Assets ('000)	$153,664	$40,714
Less current liabilities ('000)	(86,164)	(68,590)
Working capital ('000)	$67,500	$(27,876)

EBITDA, Adjusted EBITDA, and Adjusted Earnings

The Company uses the financial measures "EBITDA", "adjusted EBITDA" and "adjusted earnings" as indicators of the Company's ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently.

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of EBITDA and Adjusted EBITDA

	2025	2024
Net loss ('000)	$(87,446)	$(49,004)
Depletion and amortization ('000)	21,234	24,091
Interest and financing expense ('000)	5,321	7,375
Impairment to property, plant and equipment ('000)	10,400	-
Income tax recovery ('000)	4,623	679
EBITDA ('000)	$(45,868)	$(16,859)
Accretion on decommissioning provision ('000)	627	616
Foreign exchange loss (gain) ('000)	1,774	3,504
Gain on disposal of assets ('000)	(967)	(18)
Loss on metals contract liabilities ('000)	46,347	10,183
Other loss (gain) on derivatives ('000)	(6,316)	164
Fair value loss on royalty payable ('000)	351	875
Adjusted EBITDA ('000)	$(4,052)	$(1,535)

Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of Adjusted Earnings

	YTD-2025	YTD-2024
Net loss ('000)	$(87,446)	$(49,004)
Accretion on decommissioning provision ('000)	627	616
Foreign exchange loss (gain) ('000)	1,774	3,504
Gain on disposal of assets ('000)	(967)	(18)
Impairment to property, plant and equipment ('000)	10,400	-
Loss on metals contract liabilities ('000)	46,347	10,183
Other loss (gain) on derivatives ('000)	(6,316)	164
Fair value loss on royalty payable ('000)	351	875
Adjusted earnings ('000)	$(35,230)	$(33,680)

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, lead, and copper prices during each respective period, except as otherwise noted.